Exhibit 7.1

Ratio of earnings to fixed charges

	As of December 31,
($ millions, except ratios)	2004	2003	2002	2001	2000
(Loss) income before taxes	(422.6)	224.4	57.4	(537.3)	(48.8)
Fixed charges:
Interest expense	33.1	31.0	16.4	24.2	17.1
Interest portion of rental expense	5.2	5.2	4.9	3.6	3.4

(Loss) income before taxes plus fixed charges	(384.3)	260.6	78.7	(509.5)	(28.3)

Fixed charges
Interest expense	33.1	31.0	16.4	24.2	17.1
Interest portion of rental expense	5.2	5.2	4.9	3.6	3.4

Total fixed charges	38.3	36.2	21.3	27.8	20.5

Ratio of earnings to fixed charges	(a )	7.2	3.7	(b )	(c )

The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. Fixed charges consist of interest expense and the interest portion of rental expense.

(a) Due to Converium’s loss in 2004 the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of $422.6 million to achieve coverage of 1:1.

(b) Due to Converium’s loss in 2001 the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of $537.3 million to achieve coverage of 1:1.

(c) Due to Converium’s loss in 2000 the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of $48.8 million to achieve coverage of 1:1.